UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

209034107

(CUSIP Number)

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 116,487,985 shares of Common Stock outstanding as of October 11, 2023, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 116,487,985 shares of Common Stock outstanding as of October 11, 2023, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,031 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 56,031 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,031 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock that were granted as Company RSAs (as defined below) in connection with the service of Mr. Andrew Frey, a director of the Issuer designated by Searchlight III CVL, L.P., as a member of the Issuer’s board of directors. Includes 21,055 shares of Common Stock pursuant to Company RSAs that have vested and 34,976 shares of Common Stock subject to Company RSAs that will vest on December 5, 2023.

(2)	Based on 116,487,985 shares of Common Stock outstanding as of October 11, 2023, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,031 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 56,031 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,031 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock that were granted as Company RSAs (as defined below) in connection with the service of Mr. Andrew Frey, a director of the Issuer designated by Searchlight III CVL, L.P., as a member of the Issuer’s board of directors. Includes 21,055 shares of Common Stock pursuant to Company RSAs that have vested and 34,976 shares of Common Stock subject to Company RSAs that will vest on December 5, 2023.

(2)	Based on 116,487,985 shares of Common Stock outstanding as of October 11, 2023, based on information provided by the Issuer.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed jointly by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”), Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP”), Searchlight Capital Partners, L.P., a Delaware limited partnership (“Searchlight”) and Searchlight Capital Partners, LLC, a Delaware limited liability company and the general partner of Searchlight (“Searchlight GP” and, together with Searchlight III CVL, Searchlight III CVL GP and Searchlight, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL and Searchlight III CVL GP with the Securities Exchange Commission (the “Commission”) on October 13, 2020 (as it may be amended from time to time, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 6 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) – (c), (f)

The information required by General Instruction C to Schedule 13D with respect to the Reporting Persons is listed in Annex A hereto and is incorporated herein by reference. Searchlight GP and Eric Zinterhofer, Oliver Haarmann and Erol Uzumeri, the members of Searchlight GP, disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any of Searchlight GP or Messrs. Zinterhofer, Haarmann or Uzumeri is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose. In addition, Searchlight and Searchlight GP disclaim beneficial ownership of all of the shares of Common Stock held by Searchlight III CVL, and Searchlight III CVL and Searchlight III CVL GP disclaim beneficial ownership of all of the shares of Common Stock held by Searchlight, and the filing of this report shall not be construed as an admission that any such Reporting Person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue – 27th Floor, New York NY 10151.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 13 hereto.

(d)-(e)

During the last five years, none of the Reporting Persons or any persons listed in Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Merger Agreement

On October 15, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Condor Holdings LLC, a Delaware limited liability company (“Parent”) affiliated with certain funds managed by affiliates of Searchlight, and Condor Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of an affiliate of Searchlight. British Columbia Investment Management Corporation (“BCI”) and certain affiliates of Searchlight have committed to provide equity financing to Parent to fund the transactions contemplated by the Merger Agreement, as described under the heading “Equity Commitment Letters” below. The Merger Agreement has, unanimously by the directors present, been approved by the board of directors of the Issuer (the “Board”), acting upon the unanimous recommendation of a special committee consisting of only independent and disinterested directors of the Issuer (the “Special Committee”).

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (i) held directly or indirectly by Parent, Merger Sub, or any subsidiary of the Issuer, (ii) held by the Issuer as treasury shares or (iii) held by any person who properly exercises appraisal rights under Delaware law) shall be converted into the right to receive an amount in cash equal to $4.70 per share, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law.

In addition, pursuant to the Merger Agreement, at the Effective Time, (i) Issuer restricted share awards (“Company RSAs”) held by non-employee directors or by certain affiliates of Searchlight will vest and be canceled in exchange for the Merger Consideration and (ii) all other Company RSAs will be converted into restricted cash awards based on the Merger Consideration and subject to the same terms and conditions, including time- and performance-based vesting conditions, as the corresponding Company RSA (except that the relative total shareholder return modifier shall be deemed to be achieved at the target level).

The consummation of the Merger is subject to certain conditions, including, among others:

•

the approval of the holders of a majority of the voting power represented by the outstanding shares of Common Stock that are entitled to vote thereon and held by the Unaffiliated Stockholders (as defined in the Merger Agreement), which excludes, among others, Searchlight, BCI, their investment fund affiliates and the directors and officers of the Issuer (such approval, the “Company Unaffiliated Stockholder Approval”);

•

the approval of the holders of a majority of the voting power represented by the outstanding shares of Common Stock that are entitled to vote thereon (such approval, together with the Issuer Unaffiliated Stockholder Approval, the “Requisite Company Stockholder Approval”);

•	the expiration or termination of the applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•

the receipt of certain required consents or approvals from (a) the Federal Communications Commission, (b) the Committee on Foreign Investment in the United States, (c) state public utility commissions and (d) local regulators in connection with the provision of telecommunications and media services;

•

the absence of any order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•

the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, as of the date of the Merger Agreement and the date of closing, and performance in all material respects of the covenants and agreements contained in the Merger Agreement.

The Merger Agreement contains customary representations and warranties of the Issuer. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Issuer, including (i) covenants relating to conducting its business in the ordinary course and refraining from taking certain types of actions without Parent’s consent, (ii) certain “no-shop” restrictions that restrain the Issuer’s ability to solicit alternative acquisition proposals from third parties or to provide information to third parties or engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions. The Merger Agreement also contains customary representations, warranties and covenants of Parent and Merger Sub, including, among others, covenants by Parent and Merger Sub to use their reasonable best efforts to take all actions that are necessary, proper or advisable to obtain regulatory approval for the Merger under applicable competition laws, including the HSR Act, and from (a) the Federal Communications Commission, (b) the Committee on Foreign Investment in the United States, (c) state public utility commissions and (d) local regulators in connection with the provision of telecommunications and media services.

Notwithstanding the “no-shop” restrictions, prior to obtaining the Requisite Company Stockholder Approval, the Issuer may under certain circumstances provide non-public information to, and participate in discussions and negotiations with, third parties with respect to any unsolicited alternative acquisition proposal that the Board (upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, and after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal. A “Superior Proposal” is a bona fide written Acquisition Proposal (as defined in the Merger Agreement, except that the references in the definition thereof to 25% shall be replaced with 50%) made after the date of the Merger Agreement that the Board (upon the recommendation of the Special Committee) or the Special Committee has determined, in good faith, and after consultation with its financial advisors and outside legal counsel, taking into account the timing, conditionality and likelihood of consummating, legal, financial, tax, regulatory and other aspects of such proposal or offer, and the person or group of persons making such proposal or offer, and the person or group of persons making such proposal or offer, including the financing terms thereof and any break-up fees or reimbursement provisions, and such other factors as the Board or the Special Committee considers to be appropriate, to be (i) more favorable to the Issuer or the Issuer’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement and (ii) reasonably capable of being completed on the terms proposed.

Prior to obtaining the Requisite Company Stockholder Approval and subject to the terms contained in the Merger Agreement, the Board (upon the recommendation of the Special Committee) or the Special Committee may, among other things, (1) change its recommendation that the Issuer’s stockholders adopt the Merger Agreement or (2) terminate the Merger Agreement to enter into a definitive acquisition agreement providing for a Superior Proposal, subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement during a match right period. Notwithstanding a change in the recommendation by the Board (upon the recommendation of the Special Committee), unless the Merger Agreement is terminated, the Issuer is still required to convene the meeting of its stockholders for purpose of obtaining the Requisite Company Stockholder Approval.

The Merger Agreement contains certain termination rights for the Issuer and Parent, including, among others, the right of (1) the Issuer (upon approval of the Special Committee) or Parent (on behalf of itself and Merger Sub) to terminate the Merger Agreement if the Merger is not consummated by January 15, 2025 (subject to an automatic six-month extension if certain closing conditions have not been satisfied), (2) the Issuer (upon approval of the Special Committee) to terminate the Merger Agreement in order to enter into a definitive acquisition agreement providing for a Superior Proposal and (3) Parent to terminate the Merger Agreement if the Board or the Special Committee changes its recommendation with respect to the Merger Agreement.

Upon termination of the Merger Agreement under specified circumstances, including by the Issuer in order to accept a Superior Proposal and enter into a definitive acquisition agreement providing for the consummation of such proposal or by Parent as a result of the Board or the Special Committee changing its recommendation with respect to the Merger, the Issuer would be required to pay Parent a termination fee of $15.9 million.

Following the effective time of the Merger, the Issuer’s securities will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is filed herewith as Exhibit 11 and is incorporated by reference herein.

Equity Commitment Letters

Parent has obtained equity financing commitments from BCI and certain affiliates of Searchlight (collectively, the “Guarantors”) in an aggregate amount of $370,000,000 to fund the transactions contemplated by the Merger Agreement (the “Equity Commitment Letters”). The consummation of the Merger is not subject to a financing condition. The Issuer is entitled to specific performance, subject to the terms and conditions of the Merger Agreement and the applicable equity commitments, to require each Guarantor to fund its respective equity commitment and Parent to close the transaction, if all closing conditions are met.

Limited Guaranty

Concurrently with the execution of the Merger Agreement, each of the Guarantors entered into a limited guaranty with the Issuer (the “Limited Guaranties”) pursuant to which the Guarantors have each provided a limited guaranty with respect to the payment of their pro rata portion of certain payment obligations of Parent and Merger Sub that may be owed to the Issuer under the Merger Agreement up to the applicable aggregate amount set forth therein.

Voting Agreement

On October 15, 2023, concurrently with the execution of the Merger Agreement, the Issuer entered into a letter agreement (the “Voting Agreement”) with Searchlight III CVL, which, directly or indirectly, beneficially owns approximately 33.8% of the outstanding shares of Common Stock, pursuant to which, among other things, Searchlight III CVL has agreed to vote (or cause to be voted) all of the shares of Common Stock held by Searchlight III CVL or Searchlight in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is filed herewith as Exhibit 12 and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth above in Item 4.

Item 7. Materials to be Filed as Exhibits.

The following is filed herewith as an Exhibit to the Schedule 13D:

Exhibit 11	Agreement and Plan of Merger, dated October 15, 2023, by and among Condor Holdings LLC, Condor Merger Sub Inc. and Consolidated Communications Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on October 16, 2023).

Exhibit 12	Voting Agreement, dated October 15, 2023, by and between Consolidated Communications Holdings, Inc., and Searchlight III CVL, L.P (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on October 16, 2023).

Exhibit 13	Joint Filing Agreement, dated October 17, 2023, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2023

SEARCHLIGHT III CVL, L.P.

By:	Searchlight III CVL GP, LLC
Its:	general partner

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT CAPITAL PARTNERS, L.P.

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person